ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 7, 2021	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Dillon Hagius and Celeste Murphy

Re:	Rallybio Holdings, LLC
Draft Registration Statement on Form S-1
Submitted April 27, 2021
CIK No. 0001739410

Ladies and Gentlemen:

On behalf of Rallybio Holdings, LLC (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated May 24, 2021 regarding the Draft Registration Statement, as well as certain other updated information. Marked copies showing changes from the Draft Registration Statement confidentially submitted on April 27, 2021 are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Draft Registration Statement on Form S-1

Prospectus Summary

Our Pipeline, page 2

1.

Please remove the last row of your pipeline table, as the inclusion of the “undisclosed” program is premature and speculative. Alternatively, please explain why you believe this program is material to your operations and warrants inclusion in the pipeline table at this

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time. We note that your filing contains minimal discussion of this program, which implies that it is not sufficiently material to your operations to warrant more discussion. Finally, revise your pipeline table to make it legible.

Response to Comment 1: In response to the Staff’s comment, the Company has revised the pipeline table on pages 2 and 94 of Amendment No. 1 to remove the last line in the pipeline table and revised the pipeline tables on pages 2 and 94 of Amendment No. 1 to improve legibility.

Prospectus Summary

RLYB116 and RLYB114 for the Treatment of Diseases Related to Complement Pathway

Dysregulation, page 3

2.	Please clarify that in the summary section that RLYB114 is still in the preclinical stage. We note your disclosure on page 106 to this effect.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 96 and 109 of Amendment No. 1 to clarify that RLYB114 is still in the preclinical stage.

Prospectus Summary

Our Strategy, page 4

3.

We note your disclosure here and in the Business section that your strategy is to “rapidly advance” RLYB212, RLYB116 and RLYB114 through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid manner as such statements are speculative.

Response to Comment 3: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 96 and 97 of Amendment No. 1 to remove references to “rapidly” advancing RLYB212, RLYB116 or RLYB114 through clinical development.

Business

Intellectual Property, page 110

4.

Please specifically disclose each of the “25 additional countries worldwide” in which you have granted patents and/or pending patent applications and the expiration date of these international patents and/or pending patent applications.

Response to Comment 4: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1 to specify the major commercial markets in which it has been granted patents and/or pending patent applications and their respective expiration dates.

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BusinessJoint

Venture, page 112

5.	Please attach the RE Ventures operating agreement with Exscientia as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 5: In response to the Staff’s comment, the Company has filed the RE Ventures operating agreement as an exhibit to Amendment No. 1.

Business

Executive and Director Compensation, page 141

6.	Please attach the employment agreements with Dr. Mackay, Dr. Uden, and Mr. Fryer as exhibits or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 6: In response to the Staff’s comment, the Company acknowledges the requirement to file its employment agreements with Dr. Mackay, Dr. Uden and Mr. Fryer as exhibits. The Company advises the Staff that the employment agreements that will be effective following the offering are in the process of being finalized, and will be filed as exhibits in a subsequent amendment.

Note 2 – Summary of Significant Accounting Policies

Equity-based Compensation, page F-10

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response to Comment 7: The Company acknowledges the Staff’s comment and confirms that, once it has an estimated offering price range, it will supplementally provide an explanation to the Staff of the reasons for any differences between recent valuations of its common equity leading up to the planned initial public offering and the midpoint of its estimated offering price range.

General

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response to Comment 8: The Company advises the Staff that it has supplementally provided all written communications that have been provided to potential investors in reliance on Section 5(d) of the Securities Act and will supplementally provide additional written communications that are provided to potential investors in reliance on Section 5(d) of the Securities Act, if any.

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Please do not hesitate to call me at 617-951-7826 or Zachary Blume at 617-951-7663 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Martin W. Mackay, Ph.D. (Rallybio Holdings, LLC)
Michel Greco (Rallybio Holdings, LLC)
Zachary Blume (Ropes & Gray LLP)